REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
(310) 217-9400

September 15, 2009

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services
United States Securities and Exchange Commission
Division of Corporate Finance

RE:	Reed’s Inc.
Registration Statement on Form S-3/A
File No. 333-156908
Filed June 23, 2009

Dear Mr. Reynolds:

On behalf of Reed’s, Inc. (the “Company” or “Reed’s”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 14, 2009.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1. We note your response to comments one and seven of our letter dated July 15, 2009, and we reissue comment them. Your registration statement still remains incomplete. Please fill in all of the blanks throughout your registration statement and file your missing exhibits. Please note we need sufficient time to review these changes and exhibits prior to the effectiveness of your registration statement and may have further comments.

Response: We have filed all our missing exhibits.  We have revised our registration statement to include missing terms that have become known, particularly with regard to the common stock underlying the Series B Convertible Preferred Stock.  Pursuant to Rule 430 of the Securities Act of 1933, we have omitted information with regard to the offering date and delivery dates. In accordance with Rule 430, the securities are offered for cash, we have included the undertaking required by Reg. S-K, Item 512(i), and the omitted information shall be contained in a prospectus thereafter filed pursuant to Rule 424(b).

2.  Please provide us with a detailed analysis as to why you believe this transaction is eligible for registration on Form S-3 pursuant to General Instruction I.B.4. We may have further comment.

Response: We are taking our original position and relying on General Instruction I.B.6 of Form S-3 for this rights offering.  General Instruction I.B.6 states as follows (emphasis added):

“Limited Primary Offerings by Certain Other Registrants. Securities to be offered for cash by or on behalf of a registrant; provided that:
(a) the aggregate market value of securities sold by or on behalf of the registrant pursuant to this Instruction I.B.6. during the period of 12 calendar months immediately prior to, and including, the sale is no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant;
(b) the registrant is not a shell company (as defined in §230.405 of this chapter) and has not been a shell company for at least 12 calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information with the Commission at least 12 calendar months previously reflecting its status as an entity that is not a shell company; and
(c) the registrant has at least one class of common equity securities listed and registered on a national securities exchange.”

(a) As of September 10, 2009, the aggregate market value of our outstanding common stock held by non-affiliates was approximately $12,102,644, based on 9,215,693 shares of outstanding common stock, of which approximately 5,603,076 shares are held by non-affiliates, and a per share price of $2.16 based on the closing sale price of our common stock on September 10, 2009.  One-third of the aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant to date is approximately $4,034,214. Reed’s is offering $3,000,000 of securities under this registration statement. (No exercise price is payable by holders of Series B Convertible Preferred Stock to convert to common stock; therefore the registration of the underlying common stock does not increase the aggregate offering price to be considered herein).  The aggregate market value of securities sold by or on behalf of Reed’s pursuant to Instruction I.B.6.during the period of 12 calendar months immediately prior to, and including, this sale will be no more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant. Reed’s also has $1,500,000 registered under a shelf registration (Registration No. 333- 159298) pursuant to General Instruction I.B.6. There have not been any take downs of securities with regard to this shelf registration.  Reed’s will not, during the period of 12 calendar months immediately prior to, and including, any sale under any registration statement in reliance on General Instruction I.B.6, sell more than one-third of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant.1

(b) Reed’s is not a shell company and has not been a shell company for at least 12 calendar months previously.

(c) Reed’s common stock is listed and registered on the NASDAQ Capital Market, a national securities exchange.

3.  Please revise footnote 4 in your fee table to clearly indicate that the indeterminate number of additional shares of common stock being registered is in accordance with Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Response: We have revised footnote 4 in our fee table accordingly.

4.  We note your response to comment four of our letter dated July 15, 2009. Please revise your cover page to indicate the number of shares of common stock underlying the Series B Preferred that are being registered.

Response: We have revised our cover page accordingly.

The Rights Offering, page 41

5. We note your statement that “each record date stockholder is being issued one right for every share of our Series B Preferred owned on the record date.” Your cover page indicates that the company is distributing one right for every share of common stock that you own on the record date. Please revise as appropriate.

Response: We have revised the error on page 41 to conform to the cover page accordingly.

Form 10-K for the fiscal year ended December 31, 2008 Filed on March 27, 2009
Form 10-Q for the quarter ended March 31, 2009 Filed May 13, 2009

6. We note your proposed changes to your periodic reports in Exhibits A and B of your response letter.  Please file your amended periodic reports.

Response: We have filed our amended periodic reports accordingly.

_________

We hope that the information contained in this letter satisfactorily addresses the Staff’s comments.  Please do not hesitate to contact Ruba Qashu, Esq., Qashu & Schoenthaler LLP, by telephone at (949) 355-5405 or by facsimile at (866) 313-3040.

Sincerely,
/s/ Christopher J. Reed
Christopher J. Reed
Chief Executive Officer
Reed’s, Inc.

__________________________________________
1 See footnote 70 of SEC Release No. 33-8878, Revisions to the Eligibility Requirements for Primary Securities Offerings on Forms S-3 and F-3, January 28, 2008, available at http://www.sec.gov/rules/final/2007/33-8878.pdf, wherein it is noted that ”[a]lthough only one-third of the public float may be sold in any year, a company may register a larger amount.”  See also SEC Release 33-8591, Securities Offering Reform, December 1, 2005, at 210-211, available at http://www.sec.gov/rules/final/33-8591.pdf, stating “[f]or offerings under Rule 415(a)(1)(x) … that are registered on Form S-3 … we are eliminating the provision in Securities Act Rule 415(a)(2) that limits the amount of securities registered.”

Reeds, Inc.
September 15, 2009